Filed Pursuant to Rule 253(g)(2)

File No. 024-11170

Supplement No. 5 to dated December 2, 2020 to

Offering Circular dated September 29, 2020

CITYZENITH HOLDINGS INC.

2506 NORTH CLARK ST. #235

CHICAGO, IL 60614, USA

(312) 282-2900

www.cityzenith.com

This Offering Circular Supplement No. 5 (the “Supplement No.5”) relates to the Offering Circular of Cityzenith Holdings, Inc., a Delaware corporation (the “Company”), dated June 19, 2020 (the “Offering Circular”) and the Supplement No.1 dated June 25, 2020 (“Supplement No.1”), the Supplement No. 2 filed June 26, 2020 (“Supplement No.2”), the Supplement No. 3 dated August 27, 2020 (“Supplement No.3”), and the Supplement No. 4 filed October 13, 2020 (“Supplement No. 4.”, together with Supplement No. 1, Supplement No. 2 and Supplement No. 3, the “Prior Supplements,” and collectively with this Supplement No.5, the “Supplements”), relating to the Company’s public offering under Regulation A under Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 21,304,3481 shares of common stock (“Offered Shares”) at an offering price of $1.15 per share for gross proceeds to the Company of up to $20,000,000 on a “best efforts” basis and 7,000,000 shares of common stock and shares of common stock underlying warrants and options (“Resell Shares”) on behalf of selling shareholders (“Selling Shareholders”).  This Supplement No.5 should be read in conjunction with the Offering Circular, and all amendments thereto, and is qualified by reference to the Offering Circular and the Supplements except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplements and may not be delivered without the Offering Circular.

This Supplement No.5 is being filed in connection with the announcement of the offering of up to 1,304,348 incentive shares (“Incentive Shares”) under the Incentive Share Program, which will be issued to those investors which purchase the first $1,500,000 Shares from the Company and any investor who previously purchased more than $5,000 in Shares in this Offering.  The Incentive Shares will be issued on a one for one basis, such that each participating investor will receive one Incentive Share for each Share purchased.  The issuance of the Incentive Shares will have a maximum potential dilutive effect of 3.67%.  Investors participating in the Incentive Purchase Program may receive an effective discount of $0.575 per share or 50%.

1 Includes 17,391,304 shares offered at $1.15 per share, up to 2,608,696 Bonus Shares offered to certain investors and up to 1,304,348 Incentive Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 5 to the Offering Circular is December 2, 2020.